FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, J G Hopwood, R P
Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
            goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields.co.za

MEDIA RELEASE
Gold Fields Sells Stake in Eldorado Gold
for CAD323 Million
Johannesburg, 4 September 2009: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that it has disposed of its holding in Eldorado Gold Corporation
(Eldorado). Gold Fields disposed of 27,824,654 Eldorado shares at
CAD11,61 per share for a total consideration of CAD323 million
(approximately US$293 million*).

This share disposal does not impact Gold Fields’ top-up right as negotiated with Eldorado in connection with the sale to Eldorado of its
19,9% stake in Sino Gold Mining Limited (Sino Gold). If Eldorado acquires in any manner an additional 5% or more of the shares of
Sino Gold during the 18 months ending in early December 2010,
Gold Fields will receive a top-up should a higher price be paid in that transaction than the original consideration of 48 Eldorado shares for every 100 Sino Gold shares.

The proceeds of this disposal will be used for debt repayments.
*Exchange rate: USD/CAD:1.1
ends

About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable steady state production of approximately 3.6 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai
Limited (NASDAQ Dubai), NYSE Euronext in Brussels (NYX) and Swiss Exchange (SWX). For
more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 September 2009

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
              Relations and Corporate Affairs